U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check One):
☐ Form 10-K
☐ Form 20-F
☑ Form10-Q
☐ Form N-SAR

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BIOLARGO, INC.

Full Name of Registrant

Former Name if Applicable

2603 MAIN STREET, SUITE 1155

Address of Principal Executive Office (Street and Number)

IRVINE, CA 92614

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

(Attach Extra Sheets if Needed)

The Company is unable to file its report on Form 10-QSB without undue burden or expense to the Company primarily because of its small size and limited resources.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact to this notification

Lance Jon Kimmel (Name)	310 (Area Code)	557-3059 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BioLargo, Inc. (the “Company”) expects to report that its net loss for the three- and six-month periods ended June 30, 2007 was $696,742 and $2,287,089, or a loss of $0.02 and $0.13 per share, respectively. Comparatively, for the three- and six-month periods ended June 30, 2006, net loss was $91,793 and $533,431, or a loss of $0.01 and $0.01 per share, respectively. This increase in loss is primarily attributable to non-cash interest and expense recorded from the conversion of notes payable and consultant obligations, because the conversion price was less than the market price of the Company’s stock at the date of conversion; and an increase in selling, general and administrative expenses; partially offset by lower research and development expenses.

The Company expects to report that selling, general and administrative expenses were approximately $683,000 and $1,302,000 for the three- and six-month periods ended June 30, 2007, respectively, compared to $207,000 and $550,000 for the three- and six-month periods ended June 30, 2006, respectively. This increase is primarily attributable to increases in (i) professional fees, including investment banking fees; (ii) salary and payroll; (iii) consulting expenses; and (iv) other expenses.

The Company expects to report that research and development expenses were approximately $24,000 and $42,000 for the three- and six-month periods ended June 30, 2007, as compared to $63,000 and $83,000 for the three- and six-month periods ended June 30, 2006. This decrease is primarily attributable to a reduction in research and development projects during a time while the Company focused its efforts and financial resources on sales and marketing efforts.

The Company further expects to report that net other income and expense for the three- and six-month periods ended June 30, 2007 were approximately $9,000 income and $943,000 expense, compared to income of $189,000 and $101,000 for the three- and six-month periods ended June 30, 2006. This decrease is primarily attributable to the absence of a reduction to a note payable that was recorded in the three-month period ended June 30, 2006, partially offset by a non-cash expense to record the difference in conversion and market price of the Company’s common stock when it converted certain notes payable and consultant obligations.

BIOLARGO, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2007	By:	/s/ Dennis Calvert
	Name:	Dennis Calvert
	Title:	President

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